SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces site of Rio de Janeiro Petrochemical Complex

(Rio de Janeiro, March 28, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Executive Board has approved the location of the Rio de Janeiro Petrochemical Complex – COMPERJ in the municipality of Itaboraí and São Gonçalo, state of Rio de Janeiro.

The selection of these municipalities as the site for the Complex was based on technical, economic and environmental criteria. The determining factors in choosing the location were the proximity of the site to Petrobras’ installations in Rio de Janeiro, the availability of labor for both the construction phase and also once the complex is operational, and its proximity to port installations. In addition the region can easily absorb the environmental impact of the new project.

The initial phase of the project involves the construction of a Basic Petrochemical Unit (UPB) in partnership with the National Economic and Social Development Bank (BNDES) and, eventually, other interested parties representing an investment of US$ 3.5 billion.

The Petrochemical Complex is expected to produce annually about 1.3 million tons of ethane, 900,000 tons of propane, 360,000 tons of benzene and 700,000 tons of p-xylene, as well as oil products, principally coke, adding value to 150,000 barrels/day of heavy oil from the Campos Basin.

This unit will be the basis for the development of an industrial complex, including site-wide utility facilities and plants manufacturing polyethylene, styrene and polypropylene, paraxylene and glicol-ethilene.

The total investment in the Complex, including the second-generation units, will be about US$ 6.5 billions. The Complex will also ensure the feasibility of the regional location of several third-generation plants in the consumer goods segments from plastic utensils to components for vehicles, aircraft and ships.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.